UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Blackboxstocks Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

09229E105
(CUSIP Number)

Gust Kepler

Blackboxstocks Inc.

Lincoln Centre Three

5430 LBJ Freeway Suite 1485

Dallas, Texas 75240

(972) 726-9203

Copy to:

Jeffrey M. McPhaul

Winstead PC

500 Winstead Building

2728 N. Harwood Street

Dallas, Texas 75201

(214) 745-5394

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09229E105
Names of Reporting Persons. Gust Kepler
2. Check the appropriate Box if a Member of a Group (See Instructions) (a) ¨ (b) ¨
3. SEC Use Only.
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ¨
6. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 12,919,990
8. Shared Voting Power 0
9. Sole Dispositive Power 12,919,990
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 12,919,990
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨
13. Percent of Class Represented by Amount in Row (11) 46.0%(1)
14.Type of Reporting Person (See Instructions) IN

(1) As of February 10, 2016, the Issuer had 23,110,000 shares of Common Stock, par value $0.001 (“Common Stock”) and 5,000,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share (“Preferred Stock”) issued and outstanding. The Reporting Person owns 7,919,990 shares (34.3%) of the issued and outstanding shares of the Issuer’s Common Stock and 5,000,000 shares (100%) the Issuer’s issued and outstanding shares of Preferred Stock, each share of which is convertible into one share of Common, which holdings collectively represent approximately 46.0% of the Issuer’s issued and outstanding capital stock on a fully diluted basis.

This Amendment No. 2 to Schedule 13D (this “Schedule 13D Amendment No. 2”) amends the information provided in the Statement on Schedule 13D filed on December 7, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on February 16, 2016 (and with the Original Schedule 13D, as amended by this Schedule 13D Amendment No. 2, the “Schedule 13D”). This Schedule 13D Amendment No. 2 amends the information disclosed in the Schedule 13D as set forth herein. Except as otherwise specified in this Schedule 13D Amendment No. 2, all items left blank remain unchanged in all material respects. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Responses to each item of this Schedule 13D Amendment No. 2 are incorporated by reference into the response to each other item, as applicable.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On December 1, 2015 (the “Closing Date”), the Issuer, Tiger Trade and the stockholders of Tiger Trade (each, a “Stockholder,” and together, the “Stockholders”) executed the Exchange Agreement, pursuant to which each Stockholder exchanged all of their respective issued and outstanding shares of Tiger Trade common stock, par value $0.001 (“Tiger Trade Common Stock”), on a one-for-one share basis, for an aggregate of Seventeen Million Nine Hundred Thousand (17,900,000) newly issued shares of Issuer Common Stock and each Stockholder holding issued and outstanding shares of Tiger Trade Series A Convertible Preferred Stock (“Tiger Trade Preferred Stock”) exchanged all such shares on a one-for-one share basis for an aggregate of Five Million (5,000,000) newly issued shares of Issuer Preferred Stock. As a condition precedent to consummation of the Exchange Agreement, Orsolya Peresztegi, the Issuer’s sole officer and director on the Closing Date, effected the cancellation of Seven Million Ninety-Five Thousand Six Hundred Two (7,095,602) shares of Issuer Common Stock pursuant to a Cancellation Agreement effective as of the Exchange Agreement Closing Date. Under the terms of the Cancellation Agreement, Tiger Trade paid Ms. Peresztegi a cancellation fee of Two Hundred Forty-Five Thousand Dollars ($245,000).

As a result of the Exchange Agreement and Cancellation Agreement transactions described above, the Tiger Trade Stockholders acquired, in the aggregate, approximately 85.91% of the issued and outstanding Issuer Common Stock and 100% of the issued and outstanding Issuer Preferred Stock, representing approximately 88.64% of the issued and outstanding capital stock of the Issuer on a fully-diluted basis, and Tiger Trade became a wholly owned subsidiary of the Issuer as of the Closing Date. Under the Exchange Agreement, (1) Orsolya Peresztegi, the Issuer’s sole officer and director on the Closing Date, resigned as an officer of the Issuer and the Reporting Person was appointed as the President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company, and (2) the Reporting Person was appointed to serve as a director of the Company.

As a result of the Exchange Transaction, the business of Tiger Trade is now the principal business of the Issuer. The purpose of the stock exchange transaction was to provide Tiger Trade, as a wholly owned subsidiary of Issuer, a platform for operating in the public markets. The Reporting Person participated in Exchange Transaction and acquired the shares of Issuer’s Common and Preferred Stock (collectively, the “Shares”) for investment purposes. Consistent with such purposes, the Reporting Person has had, and may have in the future, discussions with management and the Board of Directors of the Issuer regarding the Issuer’s operations, prospects, business and financial strategies and other matters as the Reporting Person deems relevant to his investment in the Shares and any other securities of the Issuer.

On February 8, 2016, the Issuer entered into an Agreement and Plan of Merger with Tiger Trade, providing for the merger of Tiger Trade with and into the Issuer, which remained as the surviving entity in the transaction. At the effective time of the merger, the shares of common stock and preferred stock of Tiger Trade outstanding immediately before the effective date were canceled, retired and ceased to exist. The merger became effective February 9, 2016.

On February 10, 2016, the Issuer entered into the Kepler Cancellation Agreement with the Reporting Person, who is the sole Director and the President, Chief Executive Officer, Chief Financial Officer and Secretary of the Issuer, pursuant to which the Reporting Person cancelled and forfeited 835,010 shares of the Issuer’s Common Stock. As a result of the consummation of the Kepler Cancellation Agreement, the Issuer’s issued and outstanding Common Stock decreased to 20,000,000 shares and the Reporting Person subsequently owned 9,064,990 such shares, representing 45.32% of issued and outstanding shares of the Issuer’s Common Stock.

On February13, 2017, the Reporting Person transferred 1,145,000 shares of the Issuer’s Common Stock as a gift. As a result of the consummation of the gift transfer, the Reporting Person beneficial ownership of the Issuer’s Common Stock decreased to 7,919,990 shares, representing 34.3% of issued and outstanding shares of the Issuer’s Common Stock. The Reporting Person also continues to hold 100% of the Issuer’s issued and outstanding shares of Preferred Stock, which along with the Common Stock held by the Reporting Person represents approximately 46.0% of the Issuer’s issued and outstanding capital stock on a fully diluted basis.

The Reporting Person will continue to evaluate his investment position in the Issuer and may, depending on the Issuer’s performance and market and other conditions, further increase or decrease his investment position in the securities of the Issuer. The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes herein described or whether to adopt plans or proposals regarding the Issuer or any of its securities.

Except as otherwise set forth herein, the Reporting Person has no specific plans or proposals that relate to or would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of February 13, 2017, the Issuer had 23,110,000 shares of Common Stock and 5,000,000 shares of Preferred Stock issued and outstanding. The Reporting Person beneficially owns 7,919,990 shares of the Issuer’s Common Stock and 5,000,000 shares of the Issuer’s Preferred Stock, each share of which is convertible into one share of Common Stock, or 34.3% of issued and outstanding shares of the Issuer’s Common Stock and 100% of the Issuer’s issued and outstanding shares of Preferred Stock, representing approximately 46.0% of the Issuer’s issued and outstanding capital stock on a fully diluted basis. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and generally includes voting of investment power with respect to securities.

(b) The Reporting Person has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Shares.

(c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares by the Reporting Person during the sixty (60) day period prior to the date hereof.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2017	/s/ Gust Kepler
Gust Kepler, Individually